[NAI Letterhead]

February 5, 2010

Via Facsimile and EDGAR

Jeffrey P. Riedler,

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Facsimile No.: (202) 772-9198

Re:	Natural Alternatives International, Inc.

Form 10-K for the Fiscal Year Ended June 30, 2009

Filed September 28, 2009

File No. 000-15701

Dear Mr. Riedler:

This letter is submitted on behalf of Natural Alternatives International, Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) with respect to the above referenced filing (the “Filing”), as set forth in your letter to Mark A. LeDoux, dated January 25, 2010. For reference purposes, the text of the comments set forth in your letter has been reproduced herein with responses below each numbered comment.

Item 1. Business, page 2

Major Customers, page 5

STAFF COMMENT:

1.	We note that NSA International, Inc. and Mannatech, Incorporated accounted for 49% and 30%, respectively, of your fiscal 2009 net sales, as discussed on page 5. For each agreement, please provide proposed disclosure to be included in your next Form 10-K which includes a summary of the material terms of the agreement, including the term and termination provisions, and file each as an exhibit to the Form 10-K. See Item 601(b)(10) of Regulation S-K.

RESPONSE:

In response to the foregoing staff comment, the Company hereby undertakes to provide the following disclosure in its next Form 10-K; provided, however, that in the event there is a material change to the Company’s agreement with either NSA International, Inc. or Mannatech, Incorporated, a material change in the business of the Company with respect to such customers, or any other material change after the date of this letter that would cause the following disclosure to become inaccurate or misleading, the following disclosure will be revised accordingly to reflect any such change:

Major Customers

NSA International, Inc. (NSA) has been our largest customer over the past several years. During the fiscal year ended June 30, 2010, NSA accounted for approximately     % of our net sales from continuing operations. We have a Manufacturing Agreement with NSA dated April 1, 2005, as amended. Under the terms of our agreement with NSA, we develop, manufacture, produce and package certain nutritional products for NSA based on monthly purchase orders submitted to us by NSA and provide certain consulting services, at such prices as are agreed upon from time to time. The agreement requires that NSA purchase at least 75% of NSA’s monthly domestic requirements for certain of its products from us. The agreement expires on April 1, 2012, and may only be terminated in the event of a default under the agreement by either party. The agreement prohibits us from manufacturing or distributing any products that are substantially similar to the products we manufacture for NSA during the term of the agreement and for a period of three years thereafter.

Our second largest customer was Mannatech, Incorporated (Mannatech), which accounted for approximately     % of our net sales from continuing operations during fiscal 2010. We have a Manufacturing Agreement with Mannatech and its affiliates dated April 22, 1998, as amended. Under the terms of our agreement with Mannatech, we manufacture, produce and bulk package certain nutritional products for Mannatech based on purchase orders submitted to us by Mannatech, at such prices as are agreed upon from time to time. The agreement automatically extends for successive one year periods unless terminated by either party in the event of a breach of the agreement by the other party or on at least 60 days written notice prior to the expiration of the then current term. We also have a Manufacturing Sales Agreement with Mannatech and its affiliates dated November 19, 2004, under which we have the exclusive right to develop and manufacture certain products for Mannatech to be sold in Germany and Denmark. This agreement automatically extends for successive one year periods unless terminated by either party for cause or in the event of a breach of the agreement by the other party or upon written notice prior to the expiration of the then current term.

Both NSA International, Inc. and Mannatech, Incorporated are private label contract manufacturing customers. No other customer accounted for 10% or more of our net sales during fiscal 2010. We continue to focus on obtaining new private label contract manufacturing customers and growing our remaining branded products to reduce the risks associated with deriving a significant portion of our sales from a limited number of customers.

Further in response to the above staff comment, the Company hereby undertakes to exhibit a copy of its Manufacturing Agreements with both NSA and Mannatech to the Company’s Quarterly Report on Form 10-Q for the quarter ended December 31, 2009 to be filed with the SEC no later than February 16, 2010.

Intellectual Property, page 6

STAFF COMMENT:

2.	Please provide proposed disclosure to be included in your next Form 10-K which includes a more robust discussion of your material patents, including which product groups they relate to, the expiration dates for each, and the jurisdictions in which they were granted. See Item 101(c)(1)(iv) of Regulation S-K for guidance.

RESPONSE:

The Company does not believe that any of its current patents or licensed patent rights are material. All of the Company’s patents and patent rights relate to the ingredient known as Beta-Alanine which is marketed and sold under the Carnosyn® trade name. Before March 2009, the Company had not materially commercialized any of its patent rights. As described in its 10-K for the fiscal year ended June 30, 2009, in March 2009 the Company entered into an agreement for the sublicense of certain of its patent rights. During the fiscal year ended June 30, 2009, total revenues received by the Company under such agreement were approximately $514,736 or less than 1% of the Company’s net sales from continuing operations.

While the Company does not believe its patents or patent rights are currently material, the Company nonetheless hereby undertakes to provide the following disclosure in its next Form 10-K; provided, however, that in the event there is a material change to the Company’s patents or patent rights, or any other material change after the date of this letter that would cause the following disclosure to become inaccurate or misleading, the following disclosure will be revised accordingly to reflect any such change:

Patents and Patent Licenses. Our business is not significantly dependent on our patents or patent licenses. We currently have an exclusive worldwide license to five United States patents, and each patent’s corresponding foreign patent applications, which include applications in fifteen countries in Europe and Asia. The license continues until the expiration of the patents covered by the license and requires us to make certain royalty payments to the licensors. All of these patents and patent rights relate to the ingredient known as Beta-Alanine marketed and sold under the Carnosyn® trade name. We are currently selling this ingredient to a customer for use in a limited market, and in March 2009 entered into an agreement to sublicense with Compound Solutions, Inc. (CSI) under which we agreed to grant a sublicense of certain of our licensed patent rights to customers of CSI who purchase Beta-Alanine from CSI. The sublicense allows CSI’s customers to manufacture, offer for sale and/or sell products incorporating, using or made in accordance with our licensed patent rights. We receive a sublicense fee from CSI that varies based on the amount of net sales of Beta-Alanine sold by CSI and CSI’s related costs. Four of the patents expire in August 2017 and one patent expires in March 2025.

As requested, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional questions or require additional information, please feel free to contact me at (760) 736-7745.

Sincerely,

/s/ Ken Wolf
Ken Wolf
Chief Financial Officer

cc:	David Fisher

Mark LeDoux